SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SPARTA, INC.
(Name of Subject Company (Issuer))
SPARTA, INC.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jerry Fabian
Vice President and Chief Administrative Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630-8874
(949) 583-2305
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Scott E. McConnell
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656
(949) 900-4400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$701,088	$75.02 (Previously paid)
     * Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4), this amount is based on the net book value of the shares to be acquired, computed as of September 30, 2006.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11(b), equals one-fiftieth of one percent of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
Signature
EXHIBIT 99.(A)(1)(A)

INTRODUCTION
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 29, 2006 (the “Schedule TO”), which relates to the offer by SPARTA, Inc. (the “Company”) to acquire shares of its common stock held by shareholders of the Company who are employees of the Company’s wholly-owned subsidiary, Spiral Technology, Inc. (“Spiral”), in exchange for all of the outstanding stock of Spiral.
Item 12. Exhibits.
(a)(1)(A)* Revised Offering Memorandum

*	Filed herewith
Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006	SPARTA, INC.
	By:	/s/ JERRY R. FABIAN
Jerry R. Fabian, Chief Administrative
Officer

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